                  SECURITIES AND EXCHANGE COMMISSIONS
                       Washington,  DC  20549

                              SCHEDULE 13D
                            Amendment No. 1

                Under the Securities Exchange Act of 1934

                   TIS Mortgage Investment Company
                             Name of Issuer

                      Common Stock, $.001 Par Value
                      Title of Class of Securities

                               872527106
                              CUSIP Number

                          Mr. John V. Winfield
                       The InterGroup Corporation
                  2121 Avenue of the Stars,  Suite 2020
                     Los Angeles, California 90067
                             (310) 556-1999
                 _________________________________________
               Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications

                            December 2, 1997
            Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [    ]

Check the following box if a fee is being paid with this
statement.     [    ]
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CUSIP No. 872527106

1.	Name of Reporting Person
 	  Santa Fe Financial Corporation

2.	Check the Appropriate Box if a Member of a Group
   	a.  [   ]
   	b.  [ X ]
3.	SEC Use Only

4.	Source of Funds
   	WC
5.	Check if Disclosure of Legal Proceedings is Required
  	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
   	Nevada

Number of			                 	7.	Sole Voting Power
Shares					                       50,000 Shares
Beneficially	                 	_________________________________
Owned by			                  	8.	Shared Voting Power
Each
Reporting	            		       _________________________________
Person                   				9.	Sole Dispositive Power
With						                        50,000 Shares
				                           _________________________________
		                        			10.	Shared Dispositive Power

				                           _________________________________
11.	Aggregate Amount Beneficially Owned By Each Reporting Person
     	50,000 Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
     	Shares _________
13.	Percent of Class Represented by Amount in Row 11
     	0.6%
14.	Type of Reporting Person
     	CO
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CUSIP No. 872527106

1.	Name of Reporting Person
    	The Intergroup Corporation
2.	Check the Appropriate Box if a Member of a Group
   	a.  [   ]
	   b.  [ X ]
3.	SEC Use Only

4.	Source of Funds
   	WC
5.	Check if Disclosure of Legal Proceedings is Required
   	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
   	Delaware

Number of			           	7.	Sole Voting Power
Shares				                 	430,100 Shares
Beneficially	            	_________________________________
Owned by		            		8.	Shared Voting Power
Each
Reporting		                ________________________________
Person			              	9.	Sole Dispositive Power
With						                  430,100 Shares
		                         ________________________________
				                  	10.	Shared Dispositive Power
						                     ________________________________
11.	Aggregate Amount Beneficially Owned By Each Reporting Person
	    430,100 Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
	    Shares _________
13.	Percent of Class Represented by Amount in Row 11
    	5.3%
14.	Type of Reporting Person
    	CO
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CUSIP No. 872527106

1.	Name of Reporting Person
	    John V. Winfield
2.	Check the Appropriate Box if a Member of a Group
    	a.  [   ]
	    b.  [ X ]
3.	SEC Use Only

4.	Source of Funds
    	PF
5.	Check if Disclosure of Legal Proceedings is Required
	    pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
	    U.S. Citizen
Number of		             		7.	Sole Voting Power
Shares				                   	193,000 Shares
Beneficially		              _______________________________
Owned by			              	8.	Shared Voting Power
Each
Reporting			                _______________________________
Person				                9.	Sole Dispositive Power
With						                    193,000 Shares
				                         ______________________________
				                    	10.	Shared Dispositive Power
					                        ______________________________
11.	Aggregate Amount Beneficially Owned By Each Reporting Person
	    193,000 Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
	    Shares _________
13.	Percent of Class Represented by Amount in Row 11
	    2.4%
14.	Type of Reporting Person
	    IN
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                            SCHEDULE 13D
                           AMENDMENT NO. 1
        OF MR. JOHN V. WINFIELD, THE INTERGROUP CORPORATION AND
                    SANTA FE FINANCIAL CORPORATION
                  REGARDING OWNERSHIP OF COMMON STOCK OF
                   TIS MORTGAGE INVESTMENT COMPANY

		This Amendment No. 1 to Schedule 13D is being filed to update information previously filed by Mr. John V. Winfield, The
Intergroup Corporation, a Delaware corporation ("Intergroup") and
Santa Fe Financial Corporation, a Nevada corporation ("Santa
Fe"), in connection with the additional purchases of Common
Stock, Par Value $.001 per share, (the "Shares") of TIS Mortgage
Investment Company, a Maryland corporation (the "Company").

Item 3.	Source and Amount of Funds or Other Consideration.
		Intergroup and Santa Fe used working capital, as their source of funds to purchase the Shares.

Item 5.	Interest in Securities of the Issuer.
 	(a)	Mr. Winfield, may be deemed to beneficially own,
for purposes of Section 13(d) of the Exchange Act, 193,000 Shares. These shares represent 2.4% of the outstanding Shares based on the Company's representation that the Company has 8,105,880 Shares outstanding.

		Intergroup, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 430,100 Shares.
These shares represent 5.3% of the outstanding shares based on the Company's representation that the Company has 8,105,880
Shares outstanding.

		Santa Fe, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 50,000 Shares. These shares represent 0.6% of the outstanding Shares based on the Company's representation that the Company has 8,105,880 Shares outstanding.

		(b)	Mr. Winfield, Intergroup and Santa Fe, each have
sole voting and investment power with respect to their individual securities holdings disclosed in Item 5(a) above. Mr. Winfield, as Chairman, President and Chief Executive Officer of Intergroup
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and Santa Fe, may also be deemed to have voting and investment power with respect to Intergroup and Santa Fe's securities holding disclosed in Item 5(a) above.

		(c)	Information with respect to transactions effected
in the Shares during the past sixty (60) days by Mr. Winfield, Intergroup and Santa Fe is set forth in Appendix I.

		(d)	No person other than Mr. Winfield, Intergroup and
Santa Fe, and Mr. Winfield as Chairman, President and Chief
Executive Officer of each of these companies, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the securities disclosed in Item 5(a) above.

		(e)	Inapplicable.

                            SIGNATURES
		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 1997	JOHN V. WINFIELD

						By:	/s/  John V. Winfield

						THE INTERGROUP CORPORATION

						By:	/s/  John V. Winfield
							Its President, Chairman and
							CEO

						SANTA FE FINANCIAL CORPORATION

						By:	/s/  John V. Winfield
							Its President, Chairman and
							CEO
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                               APPENDIX I
		The following table sets forth the trade date for each
purchase and sale of Common or Preferred Stock by Mr. Winfield,
Intergroup and Santa Fe, the number of Shares purchased and sold in each such transaction and the price per share in each such transaction effected during the past sixty (60) days. All of the
Shares were purchased in brokerage transactions on the New York
Stock Exchange.
                             No. of Shares of
                              Common Stock            Price per
Trade Date       Person         Purchased               Share
12/2/97       Intergroup          16,800                $1.5186
12/4/97       Intergroup          15,100                $1.5828
12/8/97       Intergroup           9,800                $1.6173
12/9/97       Intergroup           8,200                $1.5534
12/10/97      Intergroup          11,200                $1.6138
12/11/97      Intergroup           3,300                $1.5644
12/12/97      Intergroup          17,200                $1.5218